Form 10KSB, Exhibit 13
period 1996-12-31
MIDWEST FEDERAL FINANCIAL CORP
filed 1997-03-28
CIK 885722

                                                           EXHIBIT 13
                                                        1996 ANNUAL REPORT
                                                        TO STOCKHOLDERS


     Midwest Federal Financial Corp. is a holding company, the principal subsidiary of which is Baraboo Federal Bank, FSB. The company's common stock is traded on the NASDAQ small-capitalization market under the symbol "MWFD".
     Baraboo Federal is a federally chartered savings bank originally chartered in 1934. The Bank provides its customers with a full array of community banking services. The Bank is the largest independent financial institution in its primary market area of Sauk Prairie, Portage, Lodi, Kingston, Dalton, and Baraboo, Wisconsin. The Bank is primarily engaged in the business of attracting deposits from the general public and originating consumer loans, mortgage loans and loans secured by commercial real estate, multi-family properties, and commercial business including agricultural loans. The Bank also offers alternative investments (not insured by FDIC) and trust services.

                               TABLE OF CONTENTS

             Total Return Performance ....................     2
             Letter to Shareholders ......................   3-6
             Midwest Federal Board .......................     7
             Baraboo Federal Board .......................     8
             Officers & Management .......................     9
             Selected Consolidated Financial Statements .. 10-11
             Corporate Data ..............................    12

Bar Graph comparing the Total Return Performance of Midwest Federal Financial Corp., NASDAQ - Total US and SNL All Banks and Thrifts and Index.



                                                                       Period Ending
                                                 ---------------------------------------------------------
Index                                            7/8/92   12/31/92  12/31/93  12/31/94  12/31/95  12/31/96
-----                                            -------  --------  --------  --------  --------  --------
Midwest Federal Financial Corp.                   100.00    113.99    158.21    152.92    263.53    460.85

NASDAQ - Total US                                 100.00    122.46    140.58    137.41    194.33    239.04

SNL All Banks and Thrifts Index                   100.00    113.93    126.43    123.63    192.48    266.79

(1) Assumes $100.00 invested on July 8, 1992

LETTER TO SHAREHOLDERS
Dear Shareholders:
Congratulations again. During 1995, shareholders of Midwest Federal Financial Corp. realized a 69% increase in price. We celebrated that increase at our 1996 annual meeting and discussed what could be done for an encore. 1996 turned out to be a very good year. Shareholders realized a 79% total return including dividends. CONGRATULATIONS!

Total assets at December 31, 1996, were $196.3 million, up 11% from the December 31, 1995, figure of $177.2 million. Deposits were $152.4 million at year end 1996 compared with $142.6 million at year end 1995, up 6.9%. Net loans were $144.2 million on December 31, 1996, up 17% over the year ending 1995 total of $122.9 million. Baraboo Federal Bank, the principal subsidiary of Midwest Federal, continues to be the largest independent financial institution in its market area.

1996 will be remembered as the year that Congress passed legislation to fully fund the Savings Association Insurance Fund (SAIF). This funding came in the form of a one-time assessment which affected all SAIF insured FDIC depository institutions. The legislation was signed into law by President Clinton on September 30, 1996. We are delighted that this refunding of the SAIF is behind us.

The one-time assessment reduced our FDIC insurance cost from an annual charge of 23.4 basis points to 6.4 basis points per one hundred dollars of insured deposits. This reduction in deposit insurance cost will allow us to better compete for retail deposits in our market place. We believe the decrease in insurance costs should fall to the bottom line in 1997 increasing earnings by approximately $.13 per share pre-tax.

Net income, before the one-time charge, for the 12 months ending December 31, 1996, totaled a record $2.408 million or $1.38 per share versus $1.787 million or $1.01 per share for 1995. This is an increase in total net income of 35%. Net income after the charge totaled $1.947 million or

$1.12 per share. The after charge net income represents a record for Midwest Federal Financial Corp. Return on average equity, exclusive of the one-time FDIC assessment was 14.5%, inclusive was 11.8%. ROAE for 1995 was 11.34%. Return on average assets, exclusive of the one-time FDIC assessment was 1.30%, inclusive was 1.05%. ROAA for 1995 was 1.11%. Interest rate spread was 3.67% in 1996, up from 3.43% in 1995. Net interest margin increased from 3.97% in 1995 to 4.16% in 1996. For an in depth discussion of the Bank's financial performance, please refer to the proxy and 10-KSB under the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

You can tell from the 1996 operating results that we enjoyed a very substantial year from an income and growth prospective. I continue to give credit to our Board of Directors, our Management Team, and all of our employees for our positive results. Over and over we note that people make the difference. I thank everyone at Baraboo Federal for their dedication.

Baraboo Federal Bank hired a consulting firm in 1996 to look at our management structure. We had not changed our traditional vertical management structure in spite of 73% growth over the past four years. We felt it was time for an outside review. We believe the results of that study will be very positive for Baraboo Federal and Midwest Federal almost immediately. A reorganization recommendation calls for a more horizontal management structure, centralizing loan processing and providing more centralized support in the personal banking and teller areas. This plan allows us to be able to better determine current and future staffing needs and should provide for more consistency in our operations from location to location. A major benefit is that we are freeing up some of our best sales people to be able to do what they do best and that is service our customers. The centralization of our loan area is nearly complete and the installation of a Wide Area Network (WAN) is just about to start. We feel these technological expenses are investments in Midwest's future.

Loan growth continued very strong in 1996, up 17% over year end 1995 totals. On a percentage basis, our fastest growth area was in the commercial mortgage area, followed by commercial non-mortgage, consumer and residential mortgage. We continue to believe that we are being conservative in our underwriting of these commercial lending opportunities. This is an area of expertise in our bank and a market which is not over-served in our market areas. We continue to have more home loans in our portfolio than anything else, but the diversity into commercial and consumer has produced the yields which are allowing our interest income to increase to record levels. Asset quality remains outstanding as evidenced by our non-performing assets to total assets ratio of .21% and net charge-offs to average outstanding loans of .02%. We continue to maintain a healthy allowance for loan losses to total loans of 1.05%.

The acquisition of retail deposits is becoming more and more challenging. With the stock market as hot as it has been and money pouring into mutual funds by the billions, it is no small wonder why funds acquisition has become a problem. Some could argue that the banking industry has brought this problem on to ourselves by not being competitive with our deposit rates. Baraboo Federal is satisfied with our 6.9% growth in deposits in a year when, for the most part, we were paying 23 basis points more for FDIC insurance than our commercial bank competition. Retail deposit growth is very competitive in our market areas. This is another reason to be involved in commercial lending which gives us the opportunity to acquire business deposits which tend to be priced lower than retail CDs. Our deposit growth has been 93% over the past four years.

We have a stated goal of earning 15% on average equity. In 1996, exclusive of the one-time FDIC assessment, we achieved an ROAE of 14.5%, 11.34% inclusive the assessment. I am proud of coming that close to an important investor's benchmark and am confident that 1997 should be the year we achieve our goal.

I am pleased to report to you that our Trust Department grew to over $15.0 million in managed assets after just two years in business. The Trust Department of our bank has opened doors for us that we would not have had access to without Trust services. I am confident there will be many more opportunities to grow in the Trust area as the baby boomers change from consumers to accumulators. Trust Officer, Darlene Steinhorst, and her staff have done a wonderful job with that area of the bank.

Gross revenues in the Alternative Investment area rose 55% to over $187,000. I was complaining about mutual fund growth earlier as I discussed funds acquisition but watch me change my tune as I glowingly report on the success of our Alternative Investment area. Here is an important customer service and profit center with as much potential as any area of the bank.

People, people, people, I've said it every time I've reported to you that people, our bank employees, make the difference. We have devoted many company dollars toward training and I believe no better investment can be made. The employee, however, is the only one who can take that training and use it to serve customers as no other bank in our area serves customers. We have been fortunate to find these quality people (it is getting more difficult) and I give them all the credit for our success. Our Management Team is motivated and excited about our growth and performance. Our Officer Group of fifteen people at Baraboo Federal averages 37 2/3 years old, has an average length of employment with us of just over five years and 80% of them have a Commercial Banking background. As one of our market makers once said about us, "MWFD is not just another small-town thrift waiting for things to happen. It is a customer focused, high quality community bank that just happens to be chartered as a thrift."

1997 will bring more new services to our customers. Our voice response system is currently receiving between 2,000 and 2,500 calls per week and we look for that to increase. We're on the Internet (http.www.bfba.com) with a home page working with the local realtors and home buyers. We have established a commercial customer courier service and we look for that service to really take off. We are about to introduce our Bank Link Commercial Cash Management Software to allow our commercial customers the opportunity to better manage their cash. We look to install the Freddie Mac Loan Prospector Program into our system in 1997. This will allow us to give home loan approvals within minutes of taking an application. That application will be able to be taken and approved from the customers kitchen table in late 1997 or early 1998. We look forward to being able to offer home banking on the Internet as soon as the all important security and confidentially issues are assured. Eight plus years ago when I arrived at Baraboo Federal, we had one PC in the bank sitting in the back of the bookkeeping area with a yellowish cover carefully placed over it. Now with over 90 employees, we have more PCS than people. This is a bank which believes that it can control its own destiny.

Midwest Federal Financial Corp. continues to pursue relationships with well-managed community banks which would allow Midwest Federal shareholders to realize enhanced value. We have had opportunities to look at situations but have not been able to find anything which would accomplish our goals. We believe profitable growth, both internally and externally, remains essential.

I wish to thank the shareholders of Midwest Federal for your support and confidence in our company. We look forward to another successful year in 1997.

Sincerely,



Gary E. Wegner
President and CEO

DIRECTORS OF MIDWEST FEDERAL FINANCIAL CORP.



                [PICTURE OF MIDWEST FEDERAL BOARD OF DIRECTORS]


George F. McArthur
Chairman of the Board of the Corporation and Bank;
Vice President of McArthur Towels, Inc.,
Baraboo, Wisconsin

Robert J. Schwarz
Vice Chairman of the Board of the
Corporation and Bank; Retired,
Prairie du Sac, Wisconsin

Gary E. Wegner
President and C.E.O.
of the Corporation and the President & CEO of the Bank
Baraboo, Wisconsin


John D. Jenks
President and Chief Executive Officer of
Equity Cooperative Livestock Sales,
Baraboo, Wisconsin

Albert R. Dippel
Retired,
Baraboo, Wisconsin


David M. Gunderson
President of Gunderson Construction Co.
Portage, Wisconsin

Dr. James D. Mathers
Private Practitioner with Medical
Associates, S.C.,
Baraboo, Wisconsin

BARABOO FEDERAL BOARD


                [PICTURE OF BARABOO FEDERAL BOARD OF DIRECTORS]







George F. McArthur
Chairman of the Board of the Corporation and Bank; Vice President of McArthur Towels, Inc.,
Baraboo, Wisconsin
1967*

Robert J. Schwarz
Vice Chairman of the Board of the Corporation and Bank; Retired
Prairie du Sac, Wisconsin
1975*

Gary E. Wegner
President of the Corporation and President & C.E.O.
of the Bank
Baraboo, Wisconsin
1988*

Scott D. Huedepohl
Vice President of MWFD and Executive Vice President and Director of BFB Baraboo, Wisconsin 1995*


John D. Jenks
President and Chief Executive Officer of Equity
Cooperative Livestock Sales,
Baraboo, Wisconsin
1978*

Albert R. Dippel
Retired,
Baraboo, Wisconsin
1979*

David M. Gunderson
President of Gunderson Construction Co.
Portage, Wisconsin
1990*

Dr. James Mathers
Practitioner with Medical Associates, S.C.,
Baraboo, Wisconsin
1992*

*Indicates year became a Board Member.

OFFICERS OF MIDWEST FEDERAL FINANCIAL CORP. (MWFD)
& BARABOO FEDERAL BANK, F.S.B. (BFB)

Gary E. Wegner
President and C.E.O.
of MWFD and BFB



Scott D. Huedepohl
Vice President of MWFD,
Executive Vice President
and Director of BFB

Melvin Bindl
Senior Vice President
of BFB

Todd M. Cegelski
Senior Vice President
of BFB

Herbert Lallemont
Senior Vice President
of BFB

Dean C. Carter
C.F.O. of MWFD and
Vice President of
Operations and
Secretary of BFB

Nancy Bilz
Secretary of MWFD
Controller of BFB


Kenneth E. Knerzer
Vice President
of BFB

Jeff Schlender
Vice President
of BFB

John Seitz
Vice President
of BFB

Mike Hamilton
Assistant Vice President
of BFB

Scott Sommers
Assistant Vice President
of BFB


Darlene Steinhorst
Assistant Vice President
and Trust Officer
of BFB

Julie Vieth
Assistant Vice President
of BFB

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth selected consolidated historical financial data for the Company at the dates and during the periods indicated. This information should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Annual Report.


                                                                       At December 31,
                                                     ----------------------------------------------------
                                                                    (Dollars in Thousands)
FINANCIAL CONDITION DATA:                                        1996              1995              1994
Total assets                                                 $196,300          $177,164          $150,966

Loans receivable                                              144,201           122,925           113,818

Cash, interest-bearing deposits, investments and

  mortgage-backed securities                                   42,395            45,134            29,767

Deposits                                                      152,491           142,591           125,624

Stockholders' equity                                           16,904            16,541            14,795

                                                               For the Years Ended December 31,
                                                     ----------------------------------------------------
                                                       (Dollars in thousands except per share amounts)

                                                                 1996              1995              1994
OPERATING DATA:
Interest and divided income                                  $ 14,937          $ 12,501          $  8,950

Interest expense                                                7,776             6,578             4,343
                                                             --------          --------          --------
Net interest income                                             7,161             5,923             4,607

Provision for loan losses                                         318               165               108
                                                             --------          --------          --------
Net interest income after provision for loan losses             6,843             5,758             4,499

Gains on sale of loans and securities                             675               516               264

Other non-interest income                                       1,639             1,415               965

Non-interest expense                                            6,329             4,862             3,711
                                                             --------          --------          --------
Income before provision for income taxes                        2,828             2,827             2,017

Provision for income taxes                                        881             1,040               738
                                                             --------          --------          --------
Net income                                                   $  1,947          $  1,787          $  1,279
                                                             ========          ========          ========
Total earnings per share                                     $   1.12          $   1.01          $    .70
                                                             ========          ========          ========

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA CONT'D
The table below sets forth certain performance ratios of the Company for the periods indicated.


                                                                For the Years Ended
                                                                   December 31,
                                                              ---------------------------
                                                              1996        1995     1994
KEY OPERATING RATIOS:
Return on assets (net income divided by average assets)       1.05%(1)    1.11%    0.98%
Return on average equity (net income divided by average
 equity)                                                     11.74%(2)   11.34%    8.54%

Average equity to average assets                              9.04%       9.81%   11.47%

Interest rate spread (difference between average yield
  on interest-earning assets and average cost of
  interest-bearing liabilities)                               3.67%       3.43%    3.22%

Net interest margin (net interest income as a percentage
 of average interest-earning assets)                          4.16%       3.97%    3.77%

Non-interest expense to average assets                        3.40%(3)    3.03%    2.85%

Average interest-earning assets to interest-bearing
 liabilities                                                   111%        112%     115%

Allowance for loan losses to total loans at end of period     1.05%       1.06%    1.03%

Net charge-offs to average outstanding loans during the
  period                                                       .02%        .03%     .02%

Ratio of nonperforming assets to total assets                  .21%        .16%     .10%

(1) Before special FDIC assessment 1.30%
(2) Before special FDIC assessment 14.13%
(3) Before special FDIC assessment 3.01%
                                                                  At December 31,
                                                           -----------------------------
                                                              1996        1995     1994
OTHER DATA:
Number of:

Real estate loans outstanding                                2,531       2,451    2,344

Deposit accounts                                            27,306      26,673   24,942

Number of offices                                                9           9        8

CORPORATE DATA


CORPORATE OFFICE                      PRINCIPAL SUBSIDIARY
1159 Eighth Street                    Baraboo Federal Bank, FSB
Baraboo, Wisconsin 53913-0450         Baraboo, Wisconsin
(608) 356-7771

STOCK INFORMATION
The Common Stock of Midwest Federal Financial Corp. trades on the NASDAQ SmallCap Market tier of The NASDAQ Stock Market under the symbol "MWFD." The number of registered shareholders of record as of February 28, 1997, is 439.

This table shows market price information of and cash dividends paid of the Company's common stock. The prices given represent high and low bid prices on the NASDAQ System.


1994              HIGH   LOW    DIVIDEND
----------------------------------------
First Quarter   $ 6.17  $ 6.17     2.9cent
Second Quarter  $ 6.34  $ 6.17     2.9cent
Third Quarter   $ 6.67  $ 6.34     2.9cent
Fourth Quarter  $ 6.67  $ 6.34     2.9cent

1995              HIGH   LOW    DIVIDEND
----------------------------------------
First Quarter   $ 6.34  $ 6.25     3.2cent
Second Quarter  $ 8.13  $ 6.25     3.3cent
Third Quarter   $ 9.13  $ 8.13     3.3cent
Fourth Quarter  $ 9.75  $ 9.13     3.3cent

1996              HIGH   LOW    DIVIDEND
----------------------------------------
First Quarter   $11.50  $ 9.75     3.8cent
Second Quarter  $16.00  $11.00     3.8cent
Third Quarter   $18.75  $15.25     7.5cent
Fourth Quarter  $24.75  $18.00     7.5cent

Cash dividends paid per share and common stock prices for prior periods have been restated to reflect a 3 for 2 stock split effected in the form of a dividend, executed May 1995, and a 2 for 1 stock split effected in the form of a dividend, executed in May 1996.


REGISTRAR AND TRANSFER AGENT    INDEPENDENT AUDITORS      SPECIAL LEGAL COUNSEL
Firstar Trust                   McGladrey & Pullen, LLP   Schiff, Hardin & Waite
P.O. Box 1077                   Madison, Wisconsin        Chicago, Illinois
Milwaukee, Wisconsin 53201
Investor Services number
1-800-637-7549

Stockholder Inquiries and Availability of Form 10-KSB
A copy of Midwest Federal Financial Corp.'s Annual Report on Form 10-KSB filed with the Securities and Exchange Commission is available to stockholders free of charge upon written request to:

Midwest Federal Financial Corp.
Attn: Investor Relations
1159 Eighth Street, P.O. Box 450
Baraboo, Wisconsin 53913-0450
(608) 356-7771

                               MISSION STATEMENT

Midwest Federal Financial Corp., through its principal subsidiary, Baraboo Federal Bank, FSB, will promote wise management of money emphasizing home ownership, and provide consumer related loans and other financial services including commercial loans to existing and potential customers within our area communities.

     We will delight our customers by providing these products with above average personnel, from modern facilities, in an efficient, professional and friendly manner.

We will maintain an active presence in the communities in which we conduct business.

     Our success will be measured by the increasing share of customers who regard us as their primary Financial Institution.

                    CUSTOMER SERVICE HOTLINE 1-800-559-7788
                              IN BARABOO 355-3893


                                    BARABOO
                                1159 8th Street
                                  P.O. Box 450
                               Baraboo, WI 53913
                                 (608) 356-7771

                                 WESTDAYL PLAZA
                                  615 Hwy. 12
                               Baraboo, WI 53913
                                 (608) 356-7661

                                  128 4th St.
                               Baraboo, WI 53913
                                 (608) 356-7044

                                      LODI
                               713 N. Main Street
                                  P.O. Box 137
                                 Lodi, WI 53555
                                 (608) 592-3884

                                  SAUK-PRAIRIE
                                525 Water Street
                                  P.O. Box 28
                              Sauk City, WI 53583
                                 (608) 643-8501

                                    PORTAGE
                              2851 New Pinery Rd.
                               Portage, WI 53901
                                 (608) 742-5555

                           611 East Wisconsin Street
                               Portage, WI 53901
                                 (608) 742-5365

                                    KINGSTON
                              120 N. South Street
                               Kingston, WI 53939
                                 (414) 394-3544

                                     DALTON
                                509 Main Street
                                Dalton, WI 53926
                                 (414) 394-3544